

SI

16013226

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2016
DIVISION OF TRADING & MARKETS

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 09877 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Company of Florida, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 S. Florida Avenue
(No. and Street)

| Lakeland | FL | 33803 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristen Benton (863) 616-6050
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

| 124 S. Florida Avenue, Suite 201, | Lakeland, | FL | 33801-4629 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Keith E. Albritton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen & Company of Florida, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO
Title

Notary Public

KRISTEN L. BENTON
Notary Public, State of Florida
My comm. expires June 3, 2018
Commission Number FF 98186

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN & COMPANY OF FLORIDA, INC.
Lakeland, Florida

FINANCIAL STATEMENTS
December 31, 2015

CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ....... 1

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION ....... 2

STATEMENT OF INCOME ....... 3

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS ....... 4

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY ....... 5

STATEMENT OF CASH FLOWS ....... 6

NOTES TO FINANCIAL STATEMENTS ....... 7

SUPPLEMENTARY INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 ....... 13

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3 ....... 14

SUPPLEMENTARY REPORT

REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM ....... 15





Crowe Horwath LLP
Independent Member Crowe Horwath International


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

We have audited the accompanying statement of financial condition of Allen & Company of Florida, Inc., as of December 31, 2015, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Allen & Company of Florida, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen & Company of Florida, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Allen & Company of Florida, Inc.'s financial statements. The Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 is the responsibility of Allen & Company of Florida, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Lakeland, Florida
February 22, 2016

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 1,030,018 |
| Receivables | | |
| Clearing organization | | 482,810 |
| Commission | | 148,640 |
| Employees | | 165,317 |
| Other | | 1,572 |
| Securities owned, at fair value (Note 2) | | 3,152,290 |
| Equipment and leasehold improvements, less accumulated depreciation (Note 3) | | 784,708 |
| Prepaid expenses and other assets | | 104,451 |
| **TOTAL ASSETS** | $ | 5,869,806 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 898,386 |
| Commissions payable | | 285,400 |
| Deferred compensation (Note 4) | | 563,324 |
| Subordinated borrowings (Note 8) | | 1,321,429 |
| Total liabilities | | 3,068,539 |
| Commitments (Note 5) | | |
| Stockholder's equity | | |
| Class A common stock, $.10 par, shares authorized, 1,500,000; issued and outstanding, 662,714 | | 66,271 |
| Class B common stock, $.10 par, shares authorized, 500,000; issued and outstanding, 171,792 | | 17,179 |
| Additional paid-in capital | | 642,664 |
| Retained earnings | | 2,075,153 |
| Total stockholder's equity | | 2,801,267 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 5,869,806 |

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF INCOME

Year ended December 31, 2015

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 15,867,056 |
| Other | 496,448 |
| Interest and dividends | 193,264 |
| Total revenues | 16,556,768 |
| **Expenses** | |
| Employee compensation and benefits (Note 4) | 12,071,699 |
| Occupancy (Notes 5 and 7) | 480,679 |
| Clearance and exchange fees | 450,915 |
| Repairs and maintenance | 264,454 |
| Other | 252,370 |
| Advertising | 239,503 |
| Unrealized losses on securities | 120,388 |
| Charitable contributions | 116,994 |
| Office expenses | 116,839 |
| Legal and professional fees | 99,607 |
| Depreciation expense | 99,184 |
| Equipment rental | 92,212 |
| Entertainment - Employee and outside | 85,987 |
| Dues - Regulatory and organizational | 76,447 |
| Training and seminars | 73,904 |
| Corporate insurance | 63,424 |
| Communications and data processing | 54,644 |
| Taxes and licenses | 34,249 |
| Interest | 19,821 |
| Realized loss on securities | 3,837 |
| Total expenses | 14,817,157 |
| **Net income** | $ 1,739,611 |

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year ended December 31, 2015

| | | |
|---|---|---|
| **Subordinated borrowings at January 1, 2015** | $ | 1,585,714 |
| Decreases: | | |
| Forgiveness of debt | | (264,285) |
| **Subordinated borrowings at December 31, 2015** | $ | 1,321,429 |

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2015

| | Common stock | | Additional paid-in | Retained | |
|---|---|---|---|---|---|
| | Class A | Class B | capital | earnings | Total |
| **Balance, January 1, 2015** | $ 66,271 | $ 17,179 | $ 642,664 | $ 2,085,542 | $ 2,811,656 |
| Dividend distribution | - | - | - | (1,750,000) | (1,750,000) |
| Net income | - | - | - | 1,739,611 | 1,739,611 |
| **Balance, December 31, 2015** | $ 66,271 | $ 17,179 | $ 642,664 | $ 2,075,153 | $ 2,801,267 |

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2015

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 1,739,611 |
| Adjustments to reconcile net income to net change in operating activities | |
| Depreciation expense | 99,184 |
| Forgiveness of debt | (264,285) |
| Change in assets and liabilities | |
| Receivables | 273,248 |
| Securities owned, net | 72,782 |
| Prepaid expenses and other assets | (451) |
| Accounts payable and accrued expenses | 121,634 |
| Commissions payable | (253,142) |
| Deferred compensation | 137,897 |
| Net change in operating activities | 1,926,478 |
| **Cash flows from investing activities** | |
| Purchases of equipment | (571,019) |
| **Cash flows from financing activities** | |
| Dividend distribution | (1,750,000) |
| Net change in financing activities | (1,750,000) |
| **Net change in cash** | (394,541) |
| Cash at beginning of year | 1,424,559 |
| **Cash at end of year** | $ 1,030,018 |

See accompanying notes to financial statements.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity: Allen & Company of Florida, Inc. (the Company) is a fully disclosed introducing broker-dealer, clearing through First Clearing Corporation, registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Allen & Company Financial Corporation (ACFC). The Company, under the correspondent clearing agreement with its clearing agent, has agreed to indemnify the clearing agent from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company management believes any loss exposure is not material, and accordingly, the Company has not recorded any contingent liability in its financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions: Securities transactions and related commission revenues and expenses are recognized on the trade date.

Receivables: The Company grants credit to its clearing organization and other companies in the financial services industry that it does business with. The Company also routinely grants credit to its officers, employees and affiliated companies. Interest is not normally charged on receivables. An allowance for uncollectible accounts is estimated and recorded based on management's judgment. At December 31, 2015 all receivables are considered collectible and no allowance is required.

Securities Owned: Securities owned are carried at fair value. Fair value generally represents publicly quoted values or amounts that approximate quoted values for securities of comparable credit quality. At year-end, these securities consisted primarily of publicly traded equities.

Equipment and Leasehold Improvements: Equipment is stated at cost and depreciated using either the straight-line or accelerated methods over the estimated useful lives of the assets. Leasehold improvements are depreciated using the straight-line method over the shorter of the useful life or the life of the lease.

Advertising: Advertising costs are expensed as incurred. Total advertising expense was $239,503 for the year ended December 31, 2015.

Income Taxes: The Company's net income (loss) is included in the tax return of ACFC. ACFC has elected to be taxed as an S corporation. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest and income tax expense, respectively. The Company has no amounts accrued for interest or penalties as of December 31, 2015.

(Continued)

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Due to its pass through status, the Company is not subject to U.S. federal and income tax or state income tax. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months. The Company's U.S. federal and State of Florida returns that remain open and subject to exam are those for the years 2012, 2013 and 2014. Tax years prior to 2012 are no longer subject to examination by taxing authorities.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Concentration of Credit Risk: The Company maintains cash deposits in excess of the limit insured by the Federal Deposit Insurance Corporation (FDIC). Management believes the risk is managed by maintaining all deposits in high quality financial institutions.

**NOTE 2 - FAIR VALUE**

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the Company's principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of mutual funds are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

(Continued)

**NOTE 2 - FAIR VALUE** (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

| | Fair Value Measurements at December 31, 2015 Using | |
|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) |
| Securities owned | | |
| Mutual funds | | |
| Money market funds | $ 1,187,097 | $ - |
| Domestic - Municipal | 517,092 | - |
| International | 454,060 | - |
| Domestic - Growth | 402,301 | - |
| Domestic - Blend | 254,035 | - |
| Domestic - Value | 131,589 | |
| Bond index | 98,926 | - |
| Domestic - Commodities | 61,426 | - |
| Domestic - Real Estate | 45,764 | - |
| | $ 3,152,290 | $ - |

**NOTE 3 - EQUIPMENT AND LEASEHOLD IMPROVEMENTS**

Major classes of equipment and leasehold improvements consist of:

| | |
|---|---|
| Leasehold improvements | $ 928,843 |
| Furniture and equipment | 565,250 |
| Computer equipment | 269,395 |
| Construction in Progress | 509,088 |
| | 2,272,576 |
| Less accumulated depreciation | 1,487,868 |
| | $ 784,708 |

(Continued)

## NOTE 4 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings plan covering all eligible employees. Employees may contribute up to 100 percent of their eligible compensation to the plan, subject to the limits of Section 401(k) of the Internal Revenue Code. Due to the creation of the Allen & Company Employee Stock Ownership Plan (ESOP) in 2012, the Company chose to discontinue its matching contributions to the plan effective on February 1, 2013. See Note 9 for additional information regarding the ESOP.

The Company has a non-qualified deferred compensation agreement with an employee that provides for specified future payments annually through 2023. The Company has recognized a liability of $85,344 at December 31, 2015, representing the future payments under the agreement.

The Company has another non-qualified deferred compensation plan with an employee that provides for payments upon the employee's death, disability or attainment of the normal retirement age. The Company has recognized a liability of $477,980 at December 31, 2015, representing the future payments under the agreement.

## NOTE 5 - LEASES

The Company leases its Lakeland (Note 7), Winter Haven and Viera, Florida offices, a vehicle, and various other office equipment under noncancellable operating leases.

Future minimum rental payments required under leases that have initial or remaining noncancellable terms in excess of one year are approximately as follows:

| | |
|---|---|
| 2016 | $ 535,199 |
| 2017 | 391,473 |
| 2018 | 358,651 |
| 2019 | 347,961 |
| 2020 | 286,823 |
| Thereafter | 678,694 |
| | $ 2,598,801 |

Total rent and occupancy expense recognized in the accompanying statement of income for the year ended December 31, 2015 was $480,679.

## NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. SEC Rule 15c3-1 also requires that the ratio of the Company's aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $2,746,972. The required minimum net capital was $250,000. The Company's aggregate indebtedness to net capital ratio was 63.6% at December 31, 2015.

## NOTE 7 - RELATED PARTY TRANSACTIONS

The Company provides advances to its employees which are payable to the Company over a period of time through payroll deductions. The advances are interest bearing. The balance of employee advances at December 31, 2015 is $35,128.

The Company has two notes receivable from employees. The notes are non-interest bearing and are being forgiven through a service credit earned each month of employment that is equal to the monthly payment that would otherwise be due. The notes are due at various dates through February 2018. The balance of the notes receivable at December 31, 2015 is $130,189.

The Company leases its Lakeland office from a partnership controlled by an officer of the Company. The lease is currently payable $21,103 monthly, contains annual escalation provisions. Rent expense related to the Lakeland office included in the accompanying income statement was $245,865 for the year ended December 31, 2015.

## NOTE 8 - AUCTION RATE PREFERRED SECURITIES

In October 2012, the Company's clients owned $9,175,000 worth of auction rate preferred securities ("ARPs"). Those ARPs had been illiquid since February 2008. The Company purchased ARPs from their clients and then sold the purchased ARPs, resulting in a difference between par value and the bid, which would be the loss associated with each ARP.

The Company's clearing organization agreed to provide a subordinated loan to pay for approximately 85% of that loss with the Company assuming the remaining 15% of the loss. The Company entered into a subordinated loan agreement with their clearing organization in order to fund the purchase of the ARPs from the clients. Since the loan is subordinated, it is not considered part of aggregated indebtedness for net capital computation. The subordinated loan agreement is a forgivable loan over seven years with an adjustable interest rate of prime minus 1.50%. The debt forgiveness requires the Company to perform under the terms of the agreement including a continued relationship with the clearing firm. The Company records the debt forgiveness on a straight line basis of one-seventh per year, or $264,285, for each of the years for 2014 through 2020, which is included in other revenue in the accompanying statement of income. This amount will differ slightly from the annual change in the termination amounts listed below. Interest is payable annually. There are no payments due on the loan; however, the Company would be required to pay an amount in the event they cancelled their clearing agreement with their clearing organization.

The amount due in the event of termination is as follows:

| Termination on or prior to | |
|---|---|
| February 28, 2014 | $ 1,850,000 |
| February 28, 2015 | 1,600,000 |
| February 28, 2016 | 1,350,000 |
| February 28, 2017 | 1,100,000 |
| February 28, 2018 | 850,000 |
| February 28, 2019 | 600,000 |
| February 28, 2020 | 350,000 |

**NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN**

ACFC created a leveraged employee stock ownership plan ("ESOP") in December 2012 that covers substantially all employees of the Company who are over twenty-one (21) years of age and have completed one year of service. They must also have 1,000 hours of service during that one-year period. On December 26, 2012, the ESOP purchased 1,014,681 shares of the ACFC's common stock from a Company shareholder for $2,100,390. The purchase of these shares was funded by two notes payable ("ESOP notes payable") to the shareholder and the bank from the ESOP in the amount of $2,100,390. The ESOP notes payable between the ESOP and the ACFC's shareholder and bank are a direct obligation of ACFC as the sponsor of the ESOP. Payments will be facilitated by distributions from the ESOP to ACFC. As of December 31, 2015, the note payable to the ACFC shareholder has been paid in full.

The ESOP provides for discretionary contributions by the Company that are at least equal to the ESOP's debt service. As the debt is repaid, shares are released from the suspense account based on the proportion of the principal and interest paid in the year on the outstanding balance of principal, plus interest, due on the debt and are allocated to active employees. Contributions were allocated in 2015 based on the payments made in 2014. The total cost of the allocated shares was $630,487. In 2015 Allen & Company paid $613,321 for principal and interest payments on the outstanding loan balances associated with the ESOP. The fair market value of the ESOP shares is determined on an annual basis by an independent appraisal. The value as of December 31, 2014 was $2.17.

**NOTE 10 - INCENTIVE STOCK OPTION PLAN**

In 2013, the company created an Incentive Stock Option Plan (ISO) to allow selected key members of the firm an option to purchase Class B non-voting common stock of the Company. As of December 31, 2015, the company has granted the option to purchase up to 200,000 shares at an ESOP level price of $1.74 to one employee. In 2015, there were 172,200 shares of Class B non-voting stock that could be exercised. Any options not exercised in the first year in which they are permitted to be exercised may be exercised in subsequent years, until they expire on August 18, 2023. For year ending December 31, 2015 there were no additional grants. At year-end no shares have been exercised.

# SUPPLEMENTARY INFORMATION

# ALLEN & COMPANY OF FLORIDA, INC.
## SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2015

| | |
|---|---|
| Total stockholder's equity | $ 2,801,267 |
| Add | |
| Liabilities subordinated to claims of general creditors allowable in computation | 1,321,429 |
| Deduct | |
| Non-allowable assets | 1,056,048 |
| Net capital before haircuts on securities positions | 3,066,648 |
| Deduct | |
| Investment securities haircuts | 319,676 |
| Net capital | $ 2,746,972 |
| Computation of net capital requirement - | |
| Minimum net capital required | $ 250,000 |
| Excess net capital | $ 2,496,972 |
| Aggregate indebtedness | $ 1,747,110 |
| Ratio of aggregate indebtedness to net capital | 63.6% |

There are no material differences between the amounts reported above and the amended FOCUS report for the year ended December 31, 2015 filed on February 22, 2016.

The amended FOCUS report filed on February 22, 2016. differs from the original unaudited FOCUS report filed on January 19, 2016, primarily as a result of audit adjustments related to the accrual of bonuses. A reconciliation of amounts reported in the original FOCUS report to amounts reported in the amended FOCUS report for the year ended December 31, 2015 is provided below:

| | **Per Original FOCUS Report** | **Effect of Audit Adjustments** | **Per Amended FOCUS Report** |
|---|---|---|---|
| Total stockholder's equity | $ 2,925,288 | $ (124,021) | $ 2,801,267 |
| Net capital | 2,921,646 | (174,674) | 2,746,972 |
| Excess net capital | 2,671,646 | (174,674) | 2,496,972 |
| Aggregate indebtedness | 1,423,796 | 323,314 | 1,747,110 |
| Ratio of aggregate indebtedness to net capital | 49% | 15% | 64% |

ALLEN & COMPANY OF FLORIDA, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

December 31, 2015

Allen & Company of Florida, Inc. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) and paragraph (k)(2)(ii) of the Rule. For purposes of paragraph (k)(2)(ii) all customer transactions are cleared through First Clearing Corporation, LLC, on a fully disclosed basis.

# SUPPLEMENTAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

# FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

## PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16    2) Rule 17a-5(b) [ ] 17    3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19    5) Other [ ] 26

NAME OF BROKER-DEALER

ALLEN & COMPANY OF FLORIDA, INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1401 SOUTH FLORIDA AVENUE [20]
(No. and Street)

LAKELAND [21] (City)    FL [22] (State)    33803 [23] (Zip Code)

SEC. FILE NO.

8-09877 [14]

FIRM ID NO.

25 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/15 [24]

AND ENDING (MM/DD/YY)

12/31/15 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

Kristen Benton [30]    (863) 616-6050 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT    OFFICIAL USE

[32]    [33]
[34]    [35]
[36]    [37]
[38]    [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?    YES [ ] 40    NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ______

Manual Signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a) )

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ALLEN & COMPANY OF FLORIDA, INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/15 [99]
SEC FILE NO. 8-09877 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| 1. Cash | $ 1,030,018 [200] | | $ 1,030,018 [750] |
| 2. Receivables from brokers or dealers: | | | |
| A. Clearance account | 482,810 [295] | | |
| B. Other | 148,640 [300] | $ 130,190 [550] | 761,640 [810] |
| 3. Receivables from non-customers | [355] | 36,699 [600] | 36,699 [830] |
| 4. Securities and spot commodities owned, at market value: | | | |
| A. Exempted securities | [418] | | |
| B. Debt securities | [419] | | |
| C. Options | [420] | | |
| D. Other securities | 3,152,290 [424] | | |
| E. Spot commodities | [430] | | 3,152,290 [850] |
| 5. Securities and/or other investments not readily marketable: | | | |
| A. At cost $ [130] | | | |
| B. At estimated fair value | [440] | [610] | [860] |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [460] | [630] | [880] |
| A. Exempted securities $ [150] | | | |
| B. Other securities $ [160] | | | |
| 7. Secured demand notes: | [470] | [640] | [890] |
| Market value of collateral: | | | |
| A. Exempted securities $ [170] | | | |
| B. Other securities $ [180] | | | |
| 8. Memberships in exchanges: | | | |
| A. Owned, at market $ [190] | | | |
| B. Owned, at cost | | [650] | |
| C. Contributed for use of the company, at market value | | [660] | [900] |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | [480] | [670] | [910] |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization. | [490] | 784,708 [680] | 784,708 [920] |
| 11. Other assets | [535] | 104,451 [735] | 104,451 [930] |
| 12. Total Assets | $ 4,813,758 [540] | $ 1,056,048 [740] | $ 5,869,806 [940] |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER**

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/15

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | | Non-A.I. Liabilities | | Total | |
|---|---|---|---|---|---|---|
| 13. Bank loans payable | $ | 1045 | $ | 1255 | $ | 1470 |
| 14. Payable to brokers or dealers: | | | | | | |
| A. Clearance account | | 1114 | | 1315 | | 1560 |
| B. Other | 285,400 | 1115 | | 1305 | 285,400 | 1540 |
| 15. Payable to non-customers | 184,982 | 1155 | | 1355 | 184,982 | 1610 |
| 16. Securities sold not yet purchased, at market value | | | | 1360 | | 1620 |
| 17. Accounts payable, accrued liabilities, expenses and other | 552,518 | 1205 | | 1385 | 552,518 | 1685 |
| 18. Notes and mortgages payable: | | | | | | |
| A. Unsecured | | 1210 | | | | 1690 |
| B. Secured | | 1211 | | 1390 | | 1700 |
| 19. Liabilities subordinated to claims of general creditors: | | | | | | |
| A. Cash borrowings: | | | 1,321,429 | 1400 | 1,321,429 | 1710 |
| 1. from outsiders $ 1,321,429 [970] | | | | | | |
| 2. Includes equity subordination (15c3-1(d)) of ...... $ [980] | | | | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | | | 1410 | | 1720 |
| C. Pursuant to secured demand note collateral agreements | | | | 1420 | | 1730 |
| 1. from outsiders $ [1000] | | | | | | |
| 2. includes equity subordination (15c3-1(d)) of ...... $ [1010] | | | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | | 1430 | | 1740 |
| E. Accounts and other borrowings not qualified for net capital purposes | 724,210 | 1220 | | 1440 | 724,210 | 1750 |
| 20. TOTAL LIABILITIES | $ 1,747,110 | 1230 | $ 1,321,429 | 1450 | $ 3,068,539 | 1760 |

**Ownership Equity**

|  | | |  | |
|---|---|---|---|---|
| 21. Sole proprietorship | | | $ | 1770 |
| 22. Partnership (limited partners) | $ | 1020 | | 1780 |
| 23. Corporation: | | | | |
| A. Preferred stock | | | | 1791 |
| B. Common stock | | | 83,450 | 1792 |
| C. Additional paid-in capital | | | 642,664 | 1793 |
| D. Retained earnings | | | 2,075,153 | 1794 |
| E. Total | | | 2,801,267 | 1795 |
| F. Less capital stock in treasury | | | ( ) | 1796 |
| 24. TOTAL OWNERSHIP EQUITY | | | $ 2,801,267 | 1800 |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | | $ 5,869,806 | 1810 |

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/15

## COMPUTATION OF NET CAPITAL

|  | | | |
|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | $ 2,801,267 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | 2,801,267 | 3500 |
| 4. Add: | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | 1,321,429 | 3520 |
| B. Other (deductions) or allowable credits (List) | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | $ 4,122,696 | 3530 |
| 6. Deductions and/or charges: | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $ 1,056,048 [3540] | | |
| B. Secured demand note deficiency | [3590] | | |
| C. Commodity futures contracts and spot commodities-proprietary capital charges | [3600] | | |
| D. Other deductions and/or charges | [3610] | ( 1,056,048) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | 3630 |
| 8. Net Capital before haircuts on securities positions | | $ 3,066,648 | 3640 |
| 9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) : | | | |
| A. Contractual securities commitments | $ [3660] | | |
| B. Subordinated securities borrowings | [3670] | | |
| C. Trading and investment securities: | | | |
| 1. Exempted securities | [3735] | | |
| 2. Debt securities | [3733] | | |
| 3. Options | [3730] | | |
| 4. Other securities | 319,676 [3734] | | |
| D. Undue concentration | [3650] | | |
| E. Other (List) | [3736] | ( 319,676 ) | 3740 |
| 10. Net Capital | | $ 2,746,972 | 3750 |

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/15

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | $ | 116,474 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 250,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 250,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 2,496,972 | 3770 |
| 15. Net capital less greater of 10% of line 19 or 120% of line 12 | $ | 2,446,972 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ | 1,747,110 | 3790 |
| 17. Add: | | | | | |
| A. Drafts for immediate credit | $ | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | 3820 | $ | | 3830 |
| 19. Total aggregate indebtedness | | | $ | 1,747,110 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) | | | % | 63.60 | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) | | | % | 32.05 | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | | |
|---|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | $ | | 3760 |
| 25. Excess net capital (line 10 less 24) | $ | | 3910 |
| 26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement | $ | | 3920 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC.

For the period (MMDDYY) from 10/01/15 [3932] to 12/31/15 [3933]

Number of months included in this statement 3 [3931]

## STATEMENT OF INCOME (LOSS)

### REVENUE

| Item | | Amount | Code |
|---|---|---|---|
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | | $ 209,155 | 3935 |
| b. Commissions on listed option transactions | | 22,390 | 3938 |
| c. All other securities commissions | | 19,895 | 3939 |
| d. Total securities commissions | | 251,440 | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | | 3949 |
| c. Total gain (loss) | | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | (16,713) | 3952 |
| 4. Profits (losses) from underwriting and selling groups | | 1,463 | 3955 |
| 5. Revenue from sale of investment company shares | | 2,040,540 | 3970 |
| 6. Commodities revenue | | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | 1,444,676 | 3975 |
| 8. Other revenue | | 210,842 | 3995 |
| 9. Total revenue | | $ 3,932,248 | 4030 |

### EXPENSES

| Item | | Amount | Code |
|---|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | | 4120 |
| 11. Other employee compensation and benefits | | 3,022,638 | 4115 |
| 12. Commissions paid to other brokers-dealers | | 51,683 | 4140 |
| 13. Interest expense | | 4,955 | 4075 |
| a. Includes interest on accounts subject to subordination agreements | [4070] | | |
| 14. Regulatory fees and expenses | | 25,830 | 4195 |
| 15. Other expenses | | 659,341 | 4100 |
| 16. Total expenses | | $ 3,764,447 | 4200 |

### NET INCOME

| Item | | Amount | Code |
|---|---|---|---|
| 17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | | $ 167,801 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | 4222 |
| a. After Federal income taxes of | [4238] | | |
| 20. Extraordinary gains (losses) | | | 4224 |
| a. After Federal income taxes of | [4239] | | |
| 21. Cumulative effect of changes in accounting principles | | 3,078 | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | $ 170,879 | 4230 |

### MONTHLY INCOME

| Item | Amount | Code |
|---|---|---|
| 23. Income (current month only) before provision for Federal Income taxes and extraordinary items | (342,345) | 4211 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC.

For the period (MMDDYY) from 10/01/15 to 12/31/15

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY
## (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| Item | | | Amount | Code |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 3,105,388 | 4240 |
| A. Net income (loss) | | | 170,879 | 4250 |
| B. Additions (includes non-conforming capital of | $ | 4262 ) | | 4260 |
| C. Deductions (includes non-conforming capital of | $ | 4272 ) | 475,000 | 4270 |
| 2. Balance, end of period (from item 1800) | | | $ 2,801,267 | 4290 |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
## TO CLAIMS OF GENERAL CREDITORS

| Item | Amount | Code |
|---|---|---|
| 3. Balance, beginning of period | $ 1,321,429 | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (from item 3520) | $ 1,321,429 | 4330 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER**

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/15

### Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained ..... X [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

First CLearing Corporation, LLC [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission ..... [4580]

### Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

| Type of Proposed Withdrawal or Accrual (See below for code to enter) | Name of Lender or Contributor | Insider or Outsider ? (In or Out) | Amount to be withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|
| 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| 4650 | 4651 | 4652 | 4653 | 4654 | 4655 |
| 4660 | 4661 | 4662 | 4663 | 4664 | 4665 |
| 4670 | 4671 | 4672 | 4673 | 4674 | 4675 |
| 4680 | 4681 | 4682 | 4683 | 4684 | 4685 |
| 4690 | 4691 | 4692 | 4693 | 4694 | 4695 |
| | | TOTAL | $ 4699 | | |

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

# FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

## Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2015 [8004]
or if less than 12 months

Report for the period beginning 01/01/15 [8005] and ending 12/31/15 [8006]
MM DD YY MM DD YY

SEC FILE NUMBER
8-09877 [8011]

1. NAME OF BROKER DEALER

ALLEN & COMPANY OF FLORIDA, INC. [8020] N 9

OFFICIAL USE ONLY

Firm No M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

| NAME : | | | OFFICIAL USE ONLY | |
|---|---|---|---|---|
| NAME : | | [8053] | | [8057] |
| NAME : | | [8054] | | [8058] |
| NAME : | | [8055] | | [8059] |
| NAME : | | [8056] | | [8060] |

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1=Yes 2=No) 2 [8073]

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1=Yes 2=No) 2 [8074]

5. Respondent makes markets in the following securities:
(a) equity securities . . . . . . . . . . . . . . . . . . . . . . . . . . . (enter applicable code: 1=Yes 2=No) 2 [8075]
(b) municipals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (enter applicable code: 1=Yes 2=No) 2 [8076]
(c) other debt instruments. . . . . . . . . . . . . . . . . . . . . . . (enter applicable code: 1=Yes 2=No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1=Yes 2=No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1=Yes 2=No) 2 [8079]

8. Respondent carries its own public customer accounts:
(enter applicable code: 1=Yes 2=No) 2 [8084]

9. Respondent's total number of public customer accounts:
(carrying firms filing X-17A-5 Part II only)
(a) Public customer accounts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . [8080]
(b) Omnibus accounts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . [8081]

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1=Yes 2=No) 2 [8085]

# FOCUS REPORT

## Schedule I

## page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

| Item | Value | Code |
|---|---|---|
| (a) Direct Mail (New York Stock Exchange Members Only) | | 8086 |
| (b) Self-Clearing | | 8087 |
| (c) Omnibus | | 8088 |
| (d) Introducing | 1 | 8089 |
| (e) Other | | 8090 |

If Other please describe:

| Item | Value | Code |
|---|---|---|
| (f) Not applicable | | 8091 |

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

| Item | Value | Code |
|---|---|---|
| (enter applicable code 1=Yes 2=No) | 2 | 8100 |

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

| Item | Value | Code |
|---|---|---|
| (1) NYSE AMEX, LLC | | 8120 |
| (2) Boston | | 8121 |
| (3) CBOE | | 8122 |
| (4) Midwest | | 8123 |
| (5) New York | | 8124 |
| (6) Philadelphia | | 8125 |
| (7) Pacific Coast | | 8126 |
| (8) Other | | 8129 |

13. Employees:

| Item | Value | Code |
|---|---|---|
| (a) Number of full-time employees | 65 | 8101 |
| (b) Number of full-time registered representatives employed by respondent included in 13(a) | 57 | 8102 |

| Item | Value | Code |
|---|---|---|
| 14. Number of NASDAQ stocks respondent makes market | | 8103 |
| 15. Total number of underwriting syndicates repondent was a member | | 8104 |

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions:

| Item | Value | Code |
|---|---|---|
| Actual | | 8105 |
| Estimate | | 8106 |
| (a) equity securities transactions effected on a national securities exchange | | 8107 |
| (b) equity securities transactions effected other than on a national securities exchange | | 8108 |
| (c) commodity, bond, option and other transactions effected on or off a national securities exchange | | 8109 |

# FOCUS REPORT
## Schedule I
### page 3

| Item | Value | Code |
|---|---|---|
| 17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No) | 1 | 8111 |
| 18. Number of branch offices operated by respondent | 3 | 8112 |
| 19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank (enter applicable code 1=Yes 2=No) | 2 | 8130 |
| (b) Name of parent or affiliate | | 8131 |
| (c) Type of institution | | 8132 |
| 20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No) | 2 | 8113 |
| 21. (a) Respondent is a subsidary of a registered broker-dealer (enter applicable code 1=Yes 2=No) | 2 | 8114 |
| (b) Name of parent | | 8116 |
| 22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No) | 1 | 8115 |
| 23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)* | 2 | 8117 |
| 24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period | $ 585,975 | 8118 |

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

**FINRA Miscellaneous Information**

| Item | Value | Code |
|---|---|---|
| Annual Municipal Income | $ 133,699 | 8151 |




Crowe Horwath LLP
Independent Member Crowe Horwath International

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

We have reviewed management's statements, included in the accompanying Allen & Company of Florida, Inc. Exemption Report, in which (1) Allen & Company of Florida, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Allen & Company of Florida, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (2)(ii), the "exemption provisions") and (2) Allen & Company of Florida, Inc. stated that Allen & Company of Florida, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception. Allen & Company of Florida, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen & Company of Florida, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Lakeland, Florida
February 22, 2016



1401 South Florida Avenue | Lakeland, FL 33803
p. 863.688.9000 f. 863.616.6354 toll free 800.950.2526
alleninvestments.com
Member FINRA/SIPC

Allen & Company of Florida, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:

(k)(2)(i) – Allen & Company maintained a "Special Account for the Exclusive Benefit of customer.

(k)(2)(ii) – All customer transactions cleared through First Clearing Corporation, LLC, another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the 2015 fiscal year without exception.

Allen & Company of Florida, Inc.

I, Michael Walker & Keith Albritton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Keith E Albritton

Title:

**President & CEO**

By: Mike Walker

Title:

**Vice President & CFO**

**2/22/16**



**Crowe Horwath LLP**
Independent Member Crowe Horwath International

## Independent Accountants' Report on Applying Agreed-Upon Procedures

Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Allen & Company of Florida, Inc. ("the Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 for the year ended December 31, 2015, with respective cash disbursement records entries noting no differences;

2. Compared with the total revenue amounts reported in the annual audited financial statements included on Form X-17A-5 to the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no difference;

3. Compared any adjustments reported in Form SIPC-7 for the year ended December 31, 2015, with supporting schedules and working papers, including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 for the year ended December 31, 2015, and in the related schedules and working papers supporting the adjustments nothing no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 for the year ended December 31, 2015, on which it was originally computed noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Lakeland, Florida
February 22, 2016

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2170********************MIXED AADC 220
009877 FINRA DEC
ALLEN & COMPANY OF FLORIDA INC
PO BOX 387
LAKELAND FL 33802-0387

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3,831

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 2,149 )

7/24/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,682

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,682

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Allen & Company of Florida, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22nd day of February, 2016.

Assistant Controller
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 16,552,932 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | 3,837 |
| Total additions | 3,837 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 14,792,482 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 211,215 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 1,013 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 19,820 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 19,820 |
| Total deductions | 15,024,530 |
| 2d. SIPC Net Operating Revenues | $ 1,532,239 |
| 2e. General Assessment @ .0025 | $ 3,831 |

(to page 1, line 2.A.)





Crowe Horwath LLP
Independent Member Crowe Horwath International

Board of Directors
Allen & Company of Florida, Inc.
Lakeland, Florida

In planning and performing our audit of the financial statements of Allen & Company of Florida, Inc. ("Company") as of and for the year ended December 31, 2015, in accordance with the standards established by the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain matters in internal control that we are required to or wish to communicate to you. Matters communicated in this letter are classified as follows.

- Deficiency – A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

- Significant Deficiency – A deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

- Material Weakness – A deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

| Financial Reporting | | Significant Deficiency |
|---|---|---|
| **Control Deficiency:** | The significant deficiency identified related to proper financial statement reporting and disclosures resulted primarily from the personnel within the organization not possessing the appropriate level of knowledge, experience and training with regard to technical accounting matters, particularly as they relate to financial statements that need to comply with SEC reporting standards. Also, per discussion with management during internal control corroboration, management noted there is no formal GAAP Checklist that is used in the preparation of the financial statements to ensure that all disclosures and noteworthy items are included in the final draft of the financial statements.<br><br>Furthermore, there is no formal documentation (narratives, flowcharts, control matrices, etc.) of control activities related to financial reporting. | |
| **Recommendation:** | We recommend the Company take a number of actions to remediate this significant deficiency including, but not limited to, adding experienced accounting and financial personnel or retaining third-party consultants to prepare the financial statements. We also recommend that whoever prepares the financial statements also completes a formal GAAP Checklist to ensure the financial statements are complete and that all disclosures are present.<br><br>We also recommend that formal documentation of internal controls be created with assigned responsibilities delegated out to applicable individuals. | |
| **Management Response:** | Each month we prepare multiple charts and reports that reflect trends in certain financial categories. At our monthly Finance meetings, we discuss the budget and all financial reports. As the requirements of PCAOB grow we will continue to analyze the costs/risks associated with hiring a firm to assist with year-end financials, as well as, incorporating a GAAP checklist and providing additional training for our existing limited staff. | |

| Great Plains Change Management Process | | Significant Deficiency |
|---|---|---|
| **Control Deficiency:** | All changes and updates to Great Plains application is conducted by an independent consultant (IBG), however all changes are not documented in a centralized process detailing approval by management, testing by users and IT, and final approval once in production. Additionally, management does not document and implement changes to networking devices as per their Information Security Policy. | |
| **Recommendation:** | Management should document all the changes to the Great Plains application in a centralized database, and ensure approvals, testing and final approval once in production is documented. | |
| **Management Response:** | Every request for a change within Great Plains has been approved by management and tested by our Finance team. A member of management signs off on every invoice and the payment associated. We considered that our formal approval process. We have implemented a formal tracking system, Track-It, as our centralized tracking database for all network changes. | |

| Stock Option Plan | Significant Deficiency |
|---|---|
| **Control Deficiency:** | The compensation cost associated with the stock option issued in August 2013 has not been properly expensed in accordance with generally accepted accounting policies. |
| **Recommendation:** | We recommend that the compensation cost associated with share based payment arrangements be properly recognized in accordance with generally accepted accounting principles over the vesting period of the agreements. |
| **Management Response:** | The options were issued in 2013 and haven't been exercised. We ran a Black-Scholes calculation and determined that the expense was minimal as evident by the exclusion of any adjustments in previous years. As the expense grows we will recognize the compensation cost in accordance with GAAP. |

| User Access Level Review | Deficiency |
|---|---|
| **Control Deficiency:** | Management's Information Security Policy states "No less than annually, the Director of Technology shall facilitate entitlement reviews to ensure all employees have appropriate roles, access and software necessary to perform their job functions." However, Management has not developed or implemented a procedure to periodically review the access granted in Great Plains or FCC, in order to ensure appropriate segregation of duties and to ensure that each user's access remains commensurate with his or her job responsibilities. |
| **Recommendation:** | As per the Information Security Policy, management should conduct a review of users on a periodic basis, to determine access rights to the system commensurate with employee's job responsibilities. |
| **Management Response:** | Management has a procedure to review the entitlements of all employees. However, we did not document those reviews in a formal process. Throughout the year both Great Plains and FCC user entitlements are reviewed by IT and/or Management. We have now implemented a formal process. |

This report is intended solely for the information and use of the Audit Committee, Board of Directors, management and others within the organization and regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

Allen & Company of Florida, Inc.'s written response to the significant deficiencies and deficiencies identified in our audit was not subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.

Crowe Horwath LLP

Crowe Horwath LLP

Lakeland, Florida
February 22, 2016